SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006
Commission File No. 1-16247
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
FLOWERS FOODS, INC.
1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Flowers Foods, Inc. 401(k) Retirement Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2006 and 2005 statements of net assets available for benefits include the presentation of fair value with an adjustment to the contract value for such investments.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
May 31, 2007

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statements of Net Assets Available For Benefits
As of December 31, 2006 and 2005

	2006	2005

Assets
Investments, at fair value
Collective investment trusts	$18,611,260	$12,540,901
Mutual funds	82,788,483	66,082,944
Flowers Foods, Inc. common stock	19,478,912	18,796,516
Participant loans	4,806,842	4,008,930

	125,685,497	101,429,291

Cash	16,693	1,909

Contribution receivables
Employer	62,989	97,125
Participants	149,748	157,466

	212,737	254,591

Net assets available for benefits, at fair value	125,914,927	101,685,791
Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	17,923	2,734

Net assets available for benefits	$125,932,850	$101,688,525

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2006

Additions to net assets attributed to
Investment income:
Interest	$365,541
Dividends	4,496,416
Net appreciation in fair value of investments	4,973,642

9,835,599

Contributions
Employer	11,397,960
Participants	9,350,720
Rollovers	1,449,311

22,197,991

Other receipts, net	31,501

Total additions	32,065,091

Deductions from net assets attributed to
Benefit payments	(7,820,766)

Total deductions	(7,820,766)

Net increase in net assets	24,244,325
Net assets available for benefits at beginning of year	101,688,525

Net assets available for benefits at end of year	$125,932,850

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Putnam Fiduciary Trust Company (“PFTC”) served as plan administrator, trustee and custodian during 2004. Effective January 1, 2005, PFTC assigned to Mercer HR Outsourcing, Putnam’s sister company, all the rights, powers and duties of PFTC under all contracts currently in effect that relate to recordkeeping and administrative services provided by PFTC to the Plan.

Effective January 1, 2005, PFTC resigned as trustee and custodian of the assets of the Plan. Upon this resignation, the Company appointed Mercer Trust as successor trustee and custodian of the Plan. This appointment constituted the Company’s direction to PFTC to transfer to Mercer Trust all rights, title and interest in assets of the Plan held by PFTC.

Eligibility for Participation

Employees are identified as eligible or ineligible to participate in the Plan depending on the length of the employee’s employment with the Company. Employees are eligible to participate in the Plan starting the first pay period following a 90-day waiting period from the date of hire. Upon attaining eligibility status, participation in the Plan is voluntary.

Contributions

Allowable employee contributions are 100% of the participant’s available pay, up to the IRS maximum amounts.

The Company provides matching contributions which generally are equal to 25-50% of the participant’s elective contributions, limited to contributions on 6% of pay, and provides basic contributions for eligible employees of the Company at specified locations as described within the Plan documents. During 2006, basic contribution amounts were typically 3% of an employee’s compensation. Prior to January 1, 2006, the contribution percentage was 2%.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on each participant’s account balance.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their contributions plus allocated earnings thereon. The vesting period for the Company match on elective contributions is three years of service. Basic contributions made by the Company for all eligible employees vest after five years of service. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans, which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company, and are not reflected in the financial statements. Effective October 1, 2006, administrative fees charged by the trustee relating to participant loans and distributions to terminated participants are paid by the affected participants.

Distribution of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Common stock is stated at year-end quoted market prices. Mutual funds are stated at the reported net asset value of shares held by the Plan at year-end. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. Participant loans are stated at cost, which approximates fair value. Cash equivalents, which consist primarily of highly liquid money market instruments, are stated at cost, which approximates fair value.

Purchases and sales of investments including gains or losses are recorded on a trade-date basis. Interest income is recorded when earned, and dividends are recorded on the ex-dividend date.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain 2005 investment balances have been reclassified to conform to the 2006 presentation in accordance with the FSP.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2006	2005

Putnam Stable Value Fund at contract value, 14,077,365 and 9,765,881 shares, respectively	$14,077,365	$9,765,881
Dodge & Cox Stock Fund, 236,352 and 208,498 shares, respectively	36,270,512	28,610,067
Putnam Voyager Fund, 1,109,600 and 1,034,922 shares, respectively	20,316,768	18,007,642
Pimco Total Return Fund, 1,394,441 and 1,250,964 shares, respectively	14,474,301	13,135,121
American Europacific Growth Fund, 140,328 and 78,692 shares, respectively	6,533,691	3,234,222
Flowers Foods, Inc. common stock, 721,708 and 682,022 shares, respectively	19,478,912	18,796,516
Net appreciation (depreciation) in the fair value of investments for the year ended December 31, 2006 (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

Collective investment trusts	$550,783
Mutual funds	4,853,531
Flowers Foods, Inc. common stock	(430,672)

$4,973,642

4.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

5.	Forfeitures

Company contributions forfeited by persons whose employment with the Company terminated prior to vesting were $1,031,865 and $417,159 for the years ended December 31, 2006 and 2005, respectively. Forfeited contributions are used to reduce future Company contributions. Unapplied forfeitures were $148,463 and $51,175 at December 31, 2006 and 2005, respectively.

6.	Tax Status

The Internal Revenue Service issued a determination letter dated February 2, 2006, which indicates that the Plan and related trust are designed in accordance with the requirements of Section 401 of the Internal Revenue Code.

7.	Related Party Transactions

Certain Plan investments are shares of money market funds or mutual funds managed by Mercer Trust and shares of Flowers Foods, Inc. common stock. At December 31, 2006 and 2005, the Plan held 721,708 shares and 682,022 shares of Flowers Foods, Inc. common stock with a market value of $19,478,912 and $18,796,516, respectively. Mercer Trust is the trustee as defined by the Plan and Flowers Foods, Inc. is the Plan sponsor. Therefore, these transactions qualify as party-in-interest transactions, which

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
are exempt from the prohibited transaction rules. In addition, participant loans qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule I
Flowers Foods, Inc.
401(k) Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006 (EIN No. 58-2582379/Plan Number 004)

	(b) Identity of issue, borrower,	(c) Description of investment, including maturity date,		(e) Current
(a)	lessor or similar party	rate of interest, collateral, par or maturity value	(d) Cost **	Value
*	Putnam Stable Value Fund	Collective investment trust		$14,077,365
	S&P 500 Index Fund	Collective investment trust		4,551,818

				18,629,183

	Dodge & Cox Stock Fund	Mutual Fund		36,270,512
*	Putnam Voyager Fund	Mutual Fund		20,316,768
	Pimco Total Return Fund	Mutual Fund		14,474,301
*	The George Putnam Fund of Boston	Mutual Fund		4,097,190
	American Europacific Growth Fund	Mutual Fund		6,533,691
	Columbia Acorn Fund	Mutual Fund		1,096,021

				82,788,483

*	Flowers Foods, Inc.	Common Stock		19,478,912

*	Participant loans	Notes, with interest rates between 6.0% and 11.5%		4,806,842

				$125,703,420

*	Denotes parties-in-interest

**	Cost information not required for participant-directed accounts under an individual account plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN
Date: June 22, 2007	By:	/s/ Donald A. Thriffiley, Jr.
Donald A. Thriffiley, Jr.
Plan Administrator

Flowers Foods, Inc. 401(k) Retirement Savings Plan
Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP